SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION   TO  BE  INCLUDED  IN  STATEMENTS   FILED  PURSUANT  TO  RULES
  13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                               Cel Sci Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   150837 40 9
                                 --------------
                                 (CUSIP Number)

                                September 10, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                                                      2 of 10

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Advantage Fund II Ltd.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ](See item 6)
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,807,360 shares of Common Stock
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.9%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                                                      3 of 10

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Genesee Investments LLC
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ] (See item 6)
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------------------

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,807,360 shares of Common Stock
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.9%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
                                                                      4 of 10

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Donald R. Morken
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ] (See Item 6)
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------------------

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,807,360 shares of Common Stock
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,807,360 shares of Common Stock
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.9%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
                                                                      5 of 10

Item 1(a). Name of Issuer:
           Cel  Sci Corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182.

Item 2(a). Name of Person Filing:
           Advantage Fund II Ltd. ("Advantage")
           Genesee Investments LLC ("Genesee")
           Donald R. Morken ("Morken")
           (collectively, the "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:
           Advantage - C/O CITCO, Kaya Flamboyan 9, Curacao, Netherlands
             Antilles.
           Genesee - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington
             98004-4332.
           Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington
             98004-4332.

Item 2(c). Citizenship:
           Advantage - British Virgin Islands.
           Genesee - Delaware.
           Morken - United States of America.

Item 2(d). Title of Class of Securities:
           Common Stock, par value $.01 per share of the Company (the "Common Stock").

Item 2(e). CUSIP Number:
           150837 40 9

Item 3.    If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
           (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
           (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

                                  SCHEDULE 13G
                                                                      6 of 10

Item 4.   Ownership by Reporting Person.
          Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               1,807,360 shares of Common Stock*

          (b)  Percent of class:

          4.9% (based on 34,350,708 shares of Common Stock outstanding as reported in the Company's Form10-Q for the quarterly period ended June 30, 2002, filed by the Company on August 14, 2002).

          (c)  Number of shares to which such person has:

               (i)  Sole power to vote or direct the vote:

                    -0-

               (ii) Shared power to vote or direct the vote:

                    1,807,360 shares of Common Stock*

              (iii) Sole power to dispose or to direct the disposition of:

                    -0-

____________________
* Does not include certain shares of Common Stock issuable to the Reporting Person upon exercise of a certain common stock purchase warrant issued to the Reporting Person by the Company. The holder of such common stock purchase warrant is prohibited from exercising such warrant for shares of Common Stock to the extent that such exercise would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such exercise. This restriction may be waived by the holder of such warrant on not less than 61 days' notice to the Company.

                                  SCHEDULE 13G
                                                                      7 of 10

               (iv) Shared power to dispose or direct the disposition of:

                    1,807,360 shares of Common Stock*

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Pursuant to an investment management agreement between Genesee and Advantage, Genesee has the power to sell or vote on behalf of Advantage, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Genesee may be deemed to be the beneficial owner of such shares.

          Morken is the President of Genesee and has the power to sell or vote on behalf of Genesee and Advantage, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Morken may be deemed to be the beneficial owner of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G
                                                                      8 of 10

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of November 6, 2003, by and among Advantage, Genesee and Morken.

                                  SCHEDULE 13G
                                                                      9 of 10

                                                                       Exhibit I

                             JOINT FILING AGREEMENT


     This will confirm the agreement by and among the undersigned that the Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of the Common Stock, $.01 par value per share, of Cel Sci Corporation, a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 6, 2003.


                                    ADVANTAGE FUND II LTD.

                                    By: GENESEE INVESTMENTS LLC
                                            As General Manager

                                        /s/ Donald R. Morken
                                        --------------------------
                                          By: Donald R. Morken
                                          Title: President


                                    GENESEE INVESTMENTS LLC


                                    /s/ Donald R. Morken
                                    --------------------------
                                       By: Donald R. Morken
                                           Title: President


                                    DONALD R. MORKEN

                                    /s/ Donald R. Morken
                                    --------------------------

                                  SCHEDULE 13G
                                                                      10 of 10

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 6, 2003


                                    ADVANTAGE FUND II LTD.

                                    By: GENESEE INVESTMENTS LLC
                                            As General Manager

                                        /s/ Donald R. Morken
                                        --------------------------
                                          By: Donald R. Morken
                                          Title: President


                                    GENESEE INVESTMENTS LLC


                                    /s/ Donald R. Morken
                                    --------------------------
                                       By: Donald R. Morken
                                           Title: President


                                    DONALD R. MORKEN

                                    /s/ Donald R. Morken
                                    --------------------------